Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American)
RE Bannerman (Ghanaian) \ Mrs E Le R Bradley \ JH Mensah (Ghanaian) \ WA Nairn \ Prof WL Nkuhlu \ SM Pityana \ SR Thompson (British)
S Venkatakrishnan (British)
Managing Secretary: Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
November 19, 2007
Mr H Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
WASHINGTON DC 20549-0405
United States of America
Dear Mr Schwall
ANGLOGOLD ASHANTI LIMITED
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006 (FILED JULY 9, 2007)
FILE NO. 001-14846
Introduction
AngloGold Ashanti is pleased to respond to the comments raised in your letter dated October 31, 2007.
For convenience, we have reproduced your comments in bold followed by our response.
As requested by the staff we acknowledge that:
1.  AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in our filings;
2.  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filings; and
3.  AngloGold Ashanti may not assert staff comments as a defence in any proceeding initiated by the
    Commission or any person under the Federal securities laws of the United States.
Notes to the Consolidated Financial Statements, page F-S
Note 4.10 Depreciation, depletion. and amortization, page F-20
1.  We note your disclosure that capitalized mine development costs include expenditures incurred to maintain production. Please specify the type of costs incurred to maintain production that are capitalized and indicate the applicable US GAAP literature that supports capitalization.
AngloGold Ashanti does not capitalize costs incurred to maintain production. Such costs are charged to operating expenses as incurred. We only capitalize costs incurred that extend asset lives which we had incorrectly referred to in our Form 20-F filing as ‘…and to maintain production’.
The original use of the words ‘maintain production’ was rather made in the context of extending lives of mining assets and we apologize for any confusion this may have caused.

We will revise the disclosure in this respect in our future filings to clarify the accounting for such costs by removing the phrase ‘…and to maintain production’.

Note 15. Other Long-Term Assets, Page F-43
Investments in equity accounted joint ventures, page F-44
2.  We note you include a reconciliation of the difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets. We further note this reconciliation includes a separate amount for other comprehensive income.
Please clarify why this difference occurs if you are otherwise recording your proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with paragraph 19(e) of APB 18.
We confirm that we are correctly accounting for our investments in affiliates and joint ventures in accordance with paragraph 19 (e) of APB 18. Our accounting policy on page F – 16 “4.2
Investments in equity investees (associates and incorporated joint ventures)” states that “the carrying amount of investments in associates and incorporated joint ventures is adjusted to recognize all cumulative post-acquisition movements in the equity of the investment”. Therefore the carrying value of the investments in affiliates and joint ventures is equal to the underlying equity in net assets.
The reconciliation on page F-44 referred to as “the difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets” is a reconciliation between the historic cost of the investments and the current carrying values. The caption narrative is therefore incorrect.
We have reviewed this disclosure in the light of your comment. We now recognize the confusion this disclosure may cause to a reader and given that it is not required under APB 18, we will not include such a disclosure in our future filings.
Note 21. Provision for Environmental Rehabilitation, page F-50
Restoration costs, page F-50
3.  We note your disclosure that “The provision for restoration represents the closure cost for restoration of site damage”, and that “...site damages are not costs associated with the construction or normal operations of long-lived assets and do not create future economic benefits.” It appears you are stating that restoration costs are outside the scope of, and not accounted for under SFAS 143. However, in this scenario, the long - lived asset is a mine.
Therefore, it would seem reasonable to presume that damages to the site would be part of the normal operations of the long-lived asset. As such, please clarify what types of costs are identified as restoration, and tell us why you believe the items reported within the provision for restoration costs are outside the scope of SFAS 143.
All asset retirement obligation expenditures are accounted for under SFAS 143 as follows:
·  For the costs relating to an asset, the fair value of the liability is capitalized as part of the cost of the asset, and then amortized using the units of production method over the useful life, which is considered a rational and systematic method in accordance with SFAS143.
Examples of costs arising from the establishment of the mine which are capitalized include:
o  Dismantling of plant and machinery,
o  Removal of electricity substations;
o  Removal of infrastructure, buildings, houses, office blocks and roads;
o  Closure and sealing of shaft openings for underground mines; and
o  Restoring the surface and waste dumps resulting from pre-production stripping for open pit mines.

·  For other costs, examples of which are identified below, the asset retirement cost of the obligation is capitalized under SFAS 143 and then expensed in the same period. As there is no continuing benefit from this asset, this is considered a systematic and rational method in accordance with SFAS143 paragraph 11. Examples of such costs would include:
o  Monitoring and vegetating waste dumps and tailings dams arising from normal operations.
o  For open pit mines the restoration required from stripping that is performed as part of the current gold production, with a related current benefit.
As the benefits derived from this damage are of a short term nature, such costs are recognized in the period the benefit is obtained (ie. same period).
As a result of your comment and for clarity, AngloGold Ashanti proposes to amend in future filings its accounting policy statement to clarify the accounting treatment as follows:
“ASSET RETIREMENT OBLIGATIONS
Asset Retirement Obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The asset is amortized over its estimated useful life."
Société d' Exploitation des Mines d' Or de Sadiola S.A. Financial Statements, page F-125
Note 2.4 Summary of Significant Accounting Policies, page F-136
Mine Development Costs. page F- 137
4.  We note your disclosure that stripping costs incurred in open-pit operations during the production phase are charged to operating costs on the basis of the average life of mine stripping ratio. Note that under US GAAP, stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period the stripping costs are incurred. We are unable to locate a discussion of this difference between US GAAP and IFRS within Note 20 of the
Notes to the Financial Statements. Please revise or advise as necessary. For additional information, please refer to EITF 04- 06.
No difference arises in the accounting for stripping costs between IFRS and US GAAP at Sadiola during the years reported.
At the end of each of the years presented, the mine determined that the application of the accounting policy through the year resulted in a credit balance for stripping costs at year-end. This was due to the actual strip ratio being below the average life of mine strip ratio. However, under
IFRS a credit balance may only be carried forward to future years if it meets the definition of a liability under IAS 37 – Provisions, Contingent Liabilities and Contingent assets. A credit balance in the deferred stripping costs balance at year-end does not meet the recognition criteria in IAS 37 as set out below and thus was not recognized. This removed any differences between IFRS and US
GAAP for the years reported, as the stripping costs were included as production costs.

IAS 37 paragraph 14 specifies that:
A provision shall be recognised when:
a)  an entity has a present obligation (legal or constructive) as a result of a past event;
b)  it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and
c)  a reliable estimate can be made of the amount of the obligation.
If these conditions are not met, no provision shall be recognised.
IAS 37 paragraph 18 states:
Financial statements deal with the financial position of an entity at the end of its reporting period and not its possible position in the future. Therefore, no provision is recognised for costs that need to be incurred to operate in the future.
IAS 37 paragraph 19 states:
It is only those obligations arising from past events existing independently of an entity’s future actions (i.e. the future conduct of its business) that are recognised as provisions
This view is further supported by PricewaterhouseCoopers in their publication “Financial reporting in the mining industry – International Financial Reporting Standards – June 2007” which on page 23 states “It is important to note that a liability cannot be recognised in respect of deferred stripping”.
Restoration Costs, page F-140
5.  We note your disclosure that increases in the provision for restoration are charged to the income statement as a cost of production. We further note per review of the reconciliation between IFRS and US GAAP presented in Note 20 of the Notes to the Financial Statements,
that you have not included a reconciling item related to restoration costs. Therefore, it appears that your accounting policy as it relates to restoration costs is the same under US
GAAP as IFRS As such, please tell us what types of costs are identified as restoration, and why you believe such costs are outside the scope of FASB 143 for US GAAP purposes.
     This comment is also applicable to the financial statements provided for Société
d’Exploitation des Mines d’Or de Yatela S.A. as discussed within the Notes to the Financial
AngloGold Ashanti respectfully draws your attention to the response to question 3 above and therefore believes that the accounting specified under IFRS in this case is similar to that specified under SFAS143 and thus does not give rise to a reconciling difference.
Exhibits to Form 20-F
6.  We note you have not included a consent from Ernst & Young Inc. with respect to their audit report covering the December 31, 2006 financial statements of Société des Mines de Morila
S.A dated June 15, 2007. Please revise to include such consent, or tell us why no consent is required.
This was an administrative oversight and a copy of the Ernst & Young Inc. consent is attached as
Appendix I. This consent has now been filed under a Form 6K.

Engineering Comments
General
7.  We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC. please accompany such disclosure with cautionary language comparable to the following:
“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission
limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as
“reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured.”
“indicated,” or “inferred.” which may not he consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our
Form 20-F, File No. 001-14846. You can review and obtain copies of these filings from the
SEC’s website at
http://www.sec.gov/edgar.shtml.
Our website has been amended as suggested. Please refer to
http://www.anglogoldashanti.co.za/user%20profile/disclaimer.asp
. A print-out from the
disclaimers section of our website is attached as Appendix II.
Vaal River – Summary of metallurgical operation, page 44
8.  Please affirm the Moab Khotsong pay limit is 1.50 Ounces per ton and not 0.15 Ounces/ton.
Please revise as is necessary.
We affirm that the Moab Khotsong pay limit is 1.50 ounces per ton.
General:
As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc.,
South Africa.
If you have any question please feel free to contact me at +27 11 637 6717 or Mr. Adrian Macartney and Alan Millings of Ernst & Young at +27 11 772 3000 and +44 20 7951 2000 respectively.
Sincerely yours
/s/S Venkatakrishnan
Srinivasan Venkatakrishnan
cc Mr. K Davies
Mr. J Staples
Mr. A Macartney
Mr. A Millings
Mr. R Price

Appendix I
Ernst & Young’s Consent Letter
We consent to the incorporation by reference in the Registration Statement on Form F-3(File No. 333-
132662) and the Registration statements on Form S-8 (File No. 333-10990 and 333-113789) of
AngloGold Ashanti Limited of our report dated June 15, 2007, with respect to the balance sheet of
Societe des Mines de Morila S.A. as of December 31, 2006, and the related statement of income, shareholders’ equity and cash flows for the year then ended, as included in the December 31, 2006
Annual Report on Form 20-F of AngloGold Ashanti Limited.
/s/ Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
July 6, 2007

Appendix II
Disclaimer Regarding Reserves and Resources - Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves", "resources", "geologic resources", "proven", “probable”,
"measured", "indicated" or "inferred", which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F,
File No. 001-14846. You can review and obtain copies of these filings from this website
http://www.anglogoldashanti.co.za/Reports/Form+20F+Note.htm
or from the SEC's website at
http://www.sec.gov/edgar.shtml
.